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                              September 9, 2022

       John Lawler
       Chief Financial Officer
       Ford Motor Company
       One American Road
       Dearborn, Michigan 48126

                                                        Re: Ford Motor Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Response Dated
August 26, 2022
                                                            File No. 001-03950

       Dear Mr. Lawler:

              We have reviewed your August 26, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 15, 2022 letter.

       Response Dated August 26, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       34

   1. We note your response to prior comment four and reissue it in part. As requested by our comment, please provide
us with quantitative information regarding capital expenditures for climate-related
projects for each of the periods covered by your Form 10-K.
   2. We note your response to prior comment five and reissue it in part. Discuss any anticipated
reputational risks resulting from operations or products that produce material greenhouse gas
emissions.
 John Lawler
FirstName
Ford MotorLastNameJohn   Lawler
           Company
Comapany 9,
September NameFord
             2022    Motor Company
September
Page 2    9, 2022 Page 2
FirstName LastName
3. In response to prior comment six, you state that you did not experience any material weather-related damage to your properties or operations. Please tell us how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results. In addition, please address the following:

                Provide us with quantitative information for each of the periods covered by your
              Form 10-K for weather-related damages to your property or operations;

                Discuss the potential for weather-related impacts that have affected or may affect your customers; and

                Clarify how the upward trend in the costs of insurance noted in your response has affected your expectations for future period insurance cost and describe any weather-
              related impacts on the availability of insurance.
4. Your response to prior comment seven indicates that you have not historically separated the compliance costs that are specifically related to climate change from other costs of operating your business, and to do so would be impracticable. Tell us about your compliance costs related to climate change and describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.
5. We note your response to prior comment eight and reissue it in part. Please provide the quantitative information requested by our comment for future periods. Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at
(202) 551-3047
with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing